

CAS Corporate Governance Services



RECEIVED

2009 FEB -3 A 6:1

February 2, 2009

Via Courier

The United States Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

SUPPL

Dear Sirs/Mesdames:

Century Energy Ltd. Your File: 82-34757

In connection with the Commission's granting to Century Energy Ltd. (the "Company") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, enclosed please find materials filed by the Company in Canada for the period between December 31, 2008 through January 29, 2009 (inclusive).

Should you have any questions or comments, please do not hesitate to contact the writer.

Respectfully yours,

CAS Corporate Governance Services Inc.

N. Varga

Natasha Varga
Administrator, Corporate Governance

PROCESSED
FEB 05 2009
THOMSON REUTERS

Encl.

cc: Century Energy Ltd. by email w/o enclosures
Attention: Jimmy McCarroll, President

751, 815 – 8th Avenue SW, Calgary, Alberta T2P 3P2
Telephone: (403) 543-2192 Telefax: (403) 543-2191 E-Mail: natasha@corpadmin.ca

CENTURY ENERGY LTD
4605 Post Oak Place Dr., Suite 250
Houston, Texas 77027 U.S.A.
Ph. (713) 658-0161 * Fax (713) 222-7158

January 6, 2009

For Immediate Release
TSX Venture: CEY

CENTURY CLOSES NON-BROKERED PRIVATE PLACEMENT

Century Energy Ltd. ("Century" or the "Company"), is pleased to announce that further to its news release dated December 12, 2008, it has closed its non-brokered private placement consisting of 787,350 Units (the "Units") at a price of $0.09 per Unit, yielding the Company gross proceeds of $70,861.50 (the "Offering"). Each Unit consists of one common share of the Company (a "Share") and one common share purchase warrant (a "Warrant"). Each Warrant will entitle the holder to acquire one Share of the Company at a price of $0.18 per Share for a period of 24 months from the date of issuance, provided however, that if, on or after the day which is four months plus one day after the date of issuance of the Units, the weighted average trading price of the Company's Shares on the TSX Venture Exchange exceeds $0.25 per Share over a period of 30 consecutive days, at the Company's election, the 24 month period within which the Warrants are exercisable will be reduced and the holders of the Warrants will only be entitled to exercise their Warrants for a period (the "Accelerated Exercise Period") of 30 days commencing on the day following the date the Company issues a news release announcing the Accelerated Exercise Period.

The Company paid finder's fees totalling $1,440.00 in connection with the transaction.

All Shares issued pursuant to the Offering and all Shares issued in connection with the exercise of the Warrants will be subject to a four month hold period expiring on May 1, 2009, in accordance with the policies of the TSX Venture Exchange and applicable securities laws.

Proceeds from the Offering will be used to fund the exploration of the Company's North-American resource properties and as general working capital.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Century Energy Ltd.

Century Energy Ltd. is a junior oil and gas exploration company actively pursuing resource opportunities in North America.

FOR FURTHER INFORMATION:

Jimmy McCarroll
President, Century Energy Ltd.
Telephone: (713) 658-0161
Toll Free (U.S. Only): (877) 243-4153
www.centuryenergyltd.com

Maria Da Silva
MarketSmart Communications Inc.
Telephone: (604) 261-4466
Toll Free: (877) 261-4466
www.marketsmart.ca

The TSX Venture does not accept responsibility for the adequacy or accuracy of this release. In addition, this release is not for distribution to U.S. Newswire Services or for dissemination in the United States.

Form 51–102F3

Material Change Report

Item 1 Name and Address of Corporation

Century Energy Ltd.
4605 Post Oak Place Dr., Suite 250
Houston, Texas 77027

(the "Company")

Item 2 Date of Material Change

December 31, 2008.

Item 3 News Release

The Company disseminated a news release on January 6, 2009.

Item 4 Summary of Material Changes

Further to the news release dated December 12, 2008, the Company has closed its non-brokered private placement (the "Offering").

Item 5

5.1 Full Description of Material Change

The Company has closed its non-brokered private placement consisting of 787,350 Units (the "Units") at a price of $0.09 per Unit, yielding the Company gross proceeds of $70,861.05. Each Unit consists of one common share of the Company (a "Share") and one common share purchase warrant (a "Warrant"). Each Warrant will entitle the holder to acquire one Share of the Company at a price of $0.18 per Share for a period of 24 months from the date of issuance, provided however, that if, on or after the day which is four months plus one day after the date of issuance of the Units, the weighted average trading price of the Company's Shares on the TSX Venture Exchange exceeds $0.25 per Share over a period of 30 consecutive days, at the Company's election, the 24 month period within which the Warrants are exercisable will be reduced and the holders of the Warrants will only be entitled to exercise their Warrants for a period (the "Accelerated Exercise Period") of 30 days commencing on the day following the date the Company issues a news release announcing the Accelerated Exercise Period.

The Company paid finder's fees totalling $1,440.00 in connection with the transaction.

All Shares issued pursuant to the Offering and all Shares issued in connection with the exercise of the Warrants will be subject to a four month hold period expiring on May 1, 2009, in accordance with the policies of the TSX Venture Exchange and applicable securities laws.

Proceeds from the Offering will be used to fund the exploration of the Company's North-American resource properties and as general working capital.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not applicable.

Item 7 Omitted Information

Not Applicable.

Item 8 Executive Officer

To obtain further information contact the President of the Company, Jimmy McCarroll, at (713) 658-0161. Toll free (U.S. only) 1-877-243-4153.

Item 9 Date of Report

January 8, 2009.



January 26, 2009

Filed Via SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers
Government of New Brunswick, Securities Administration Branch
Nova Scotia Securities Commission
Securities Commission of Newfoundland & Labrador
Prince Edward Island, Dept. of Community Affairs & Attorney General
Government of Yukon, Registrar of Securities
Government of the Northwest Territories, Registrar of Securities
Government of Nunavut, Registrar of Securities
TSX Venture Exchange

Dear Sirs:

Subject: Century Energy Ltd. (the "Corporation")
Notice of Meeting and Record Date

We are pleased to confirm the following information with respect to the Corporation's upcoming Annual & Special Meeting of securityholders:

Meeting Date:	March 26, 2009
Record Date for Notice:	February 20, 2009
Record Date for Voting:	February 20, 2009
Beneficial Ownership Determination Date:	February 20, 2009
Class of Securities Entitled to Receive Notice:	Common
Class of Securities Entitled to Vote:	Common
ISIN Number:	CA1565211069
Meeting Location:	Calgary, AB

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Corporation.

Yours truly,

OLYMPIA TRUST COMPANY

signed "Oxana Rubinstein"

Oxana Rubinstein
Corporate Administrator
Corporate & Shareholder Services
Direct Dial: (403) 668-8353

cc: CDS & Co.

Form 51-102F3
Material Change Report

1. **Name and Address of Company**

   Century Energy Ltd.
   4605 Post Oak Place Dr., Suite 250
   Houston, Texas 77027 USA

2. **Date of Material Change**

   January 29, 2009

3. **News Release**

   January 29, 2009 via Marketwire.

4. **Summary of Material Change**

   Century Energy Ltd. ("Century") announced the results from their first Bakken well adjacent to the Roncott Bakken oil pool in Southeast Saskatchewn. The well has an initial production rate of 80 barrels of oil per day (24 barrels net to Century), and is the first of a projected eight well development program on adjoining acreage held by Century and Triaxon Resources Ltd.

5. **Full Description of Material Change**

   Century Energy Ltd. ("Century") is pleased to announce, in conjunction with its joint venture partner Triaxon Resources Ltd. of Calgary, the results from their first Bakken well adjacent to the Roncott Bakken oil pool in Southeast Saskatchewan. The well has an initial production rate of 80 barrels of oil per day (24 barrels net to Century), and is the first of a projected eight well development program on adjoining acreage held by Century and Triaxon. Severe weather conditions in Southeast Saskatchewan continue to restrict operations, and it may require another two weeks to determine the well's potential. Additional development is scheduled for the spring of 2009.

6. **Reliance of subsection 7.1(2) of National Instrument 51-102**

   N/A

7. **Omitted Information**

   N/A

8. **Executive Officer**

   Jimmy McCarroll, President
   Telephone: 713-658-0161

9. **Date of Report**

   January 29, 2009

CENTURY ENERGY LTD.
4605 Post Oak Place Dr., Suite 250
Houston, Texas 77027 U.S.A.

Ph. (713) 658-0161 * Fax (713) 222-7158

Century Energy Ltd Announces Production Test on Bakken Well in Southeast Saskatchewan

January 29, 2009

For Immediate Release
TSX Venture: CEY

Century Energy Ltd. ("Century") is pleased to announce, in conjunction with its joint venture partner Triaxon Resources Ltd. of Calgary, the results from their first Bakken well adjacent to the Roncott Bakken oil pool in Southeast Saskatchewan. The well has an initial production rate of 80 barrels of oil per day (24 barrels net to Century), and is the first of a projected eight well development program on adjoining acreage held by Century and Triaxon. Severe weather conditions in Southeast Saskatchewan continue to restrict operations, and it may require another two weeks to determine the well's potential. Additional development is scheduled for the spring of 2009.

About Century Energy Ltd.

Century Energy Ltd. is an oil and gas exploration company pursuing opportunities in Canada and the United States.

FOR FURTHER INFORMATION:

Jimmy McCarroll
President, Century Energy Ltd.
Telephone: (713) 658-0161
Toll Free (U.S. Only): (877) 243-4153
www.centuryenergyltd.com

Maria Da Silva
MarketSmart Communications Inc.
Telephone: (604) 261-4466
Toll Free: (877) 261-4466
www.marketsmart.ca

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. In addition, this release is not for distribution to U.S. Newswire Services or for dissemination in the United States.

CENTURY ENERGY LTD.

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – prepared by management)

NOVEMBER 30, 2008

-34757

CENTURY ENERGY LTD.
CONSOLIDATED BALANCE SHEETS
(Unaudited – prepared by management)

	November 30, 2008	August 31, 2008
ASSETS		
Current		
Cash	$ 56,875	$ 44,608
Receivables	20,194	19,228
	77,069	63,836
Oil and gas properties (Note 3)	91,604	150,000
	$ 168,673	$ 213,836
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 111,143	$ 141,538
Shareholders' equity		
Capital stock (Note 4)	6,656,537	6,656,537
Share subscriptions received in advance (Note 11)	38,410	-
Contributed surplus (Note 4)	278,419	268,159
Deficit	(6,915,836)	(6,852,398)
	57,530	72,298
	$ 168,673	$ 213,836

Nature and continuance of operations (Note 1)
Subsequent event (Note 11)

On behalf of the Board:

____________________ Director ____________________ Director

The accompanying notes are an integral part of these consolidated financial statements.

CENTURY ENERGY LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited – prepared by management)

-34757

	Three Month Period Ended November 30, 2008	Three Month Period Ended November 30, 2007
EXPENSES		
Consulting fees	$ 690	$ 37,657
Filing fees	500	-
Foreign exchange loss	2,466	10,033
Management fees	7,500	7,500
Office and miscellaneous	1,328	929
Professional fees	22,340	23,649
Regulatory and transfer agent fees	3,244	882
Rent	1,726	1,484
Shareholder information and investor relations	10,000	-
Stock-based compensation	10,260	44,508
Telephone	1,470	452
Travel and promotion	2,132	8,701
	63,656	135,795
OTHER ITEM		
Interest and other income	218	-
Loss for the period	(63,438)	(135,795)
Deficit, beginning of period	(6,852,398)	(6,354,519)
Deficit, end of period	$ (6,915,836)	$ (6,490,314)
Basic and diluted loss per common share	$ (0.00)	$ (0.01)
Weighted average number of common shares outstanding	24,762,395	21,007,081

The accompanying notes are an integral part of these consolidated financial statements.

CENTURY ENERGY LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – prepared by management)

	Three Month Period Ended November 30, 2008	Three Month Period Ended November 30, 2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the period	$ (63,438)	$ (135,795)
Items not involving cash:		
Stock-based compensation	10,260	44,508
Changes in non-cash working capital items:		
Increase in receivables	(966)	(36,169)
Increase (decrease) in accounts payable and accrued liabilities	(30,395)	42,923
Net cash used in operating activities	(84,539)	(84,533)
CASH FLOWS FORM INVESTING ACTIVITIES		
Proceeds from sale of oil and gas interest.	58,396	-
Net cash provided by financing activities	58,396	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Share subscriptions received in advance	38,410	167,000
Net cash provided by financing activities	38,410	167,000
Change in cash during the period	12,267	82,467
Cash, beginning of period	44,608	187,583
Cash, end of period	$ 56,875	$ 270,050

Supplemental disclosure with respect to cash flows (Note 5)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company's principal business is the exploration and development of oil and gas properties. The recoverability of the amounts shown for oil and gas properties are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	November 30, 2008	August 31, 2008
Deficit	$ (6,915,836)	$ (6,852,398)
Working capital deficiency	(34,074)	(77,702)

The unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for audited financial statements. In the opinion of management, all adjustments (consisting of normal and recurring accruals) considered necessary for fair presentation have been included. Operating results for the three month period ended November 30, 2008 are not necessarily indicative of the results that may be expected for the year ended August 31, 2009.

2. SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual financial statements for the year ended August 31, 2008. For further information, refer to the financial statements and footnotes thereto included for the year ended August 31, 2008.

Change in accounting policies

Effective September 1, 2008, the Company adopted the following new accounting standards issued by the CICA:

(a) Capital Disclosures:

Section 1535 Capital Disclosures, requires additional disclosures about the Company's capital and how it is managed. The additional disclosure includes quantitative and qualitative information regarding the Company's objectives, policies and processes for managing capital. The new disclosures are provided Note 6.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Change in accounting policies (cont'd…)

(b) Financial Instruments – Disclosure and Presentation:

Section 3862 Financial Instruments – Disclosures, and Section 3863 Financial Instruments – Presentation, replace Section 3861 Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. The new sections require disclosures of both qualitative and quantitative information on the nature and extent of risks arising from financial instruments to which the Company is exposed and how it manages those risks. The new disclosure is provided in Note 7.

(c) General Standards of Financial Statement Presentation (Section 1400)

In June 2007, the CICA issued amendments to Section 1400, "General Standards of Financial Statement - Presentation" to include requirements to assess and disclose an entity's ability to continue as a going concern. The amendments are effective for interim and annual financial statements beginning on or after January 1, 2008. The Company has applied the new amendments at the beginning of its fiscal year. The implementation did not have a significant impact on the Company's results of operations, financial position or disclosures.

Future accounting changes

Effective September 1, 2009, the Company will adopt new CICA standards relating to goodwill and intangibles. The Company is currently assessing the impact of these new accounting standards on its consolidated financial statements.

Goodwill and Intangible Assets (Section 3064)

This new standard replaces the current standard for goodwill and intangible assets, *Section 3062,* and establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of pre-production and start-up costs and requires that these costs be expensed as incurred.

In addition to the above new accounting pronouncements the Canadian Accounting Standards Board ("AcSB") in 2006 published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards ("IFRS") over a five-year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-accountable enterprises to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of August 31, 2012 will require the restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition of IFRS cannot be reasonably estimated at this time.

-34757

3. OIL & GAS PROPERTIES

Bakken Property, Southern Saskatchwewan

During the year ended August 31, 2008, the Company acquired a 100% interest in certain oil and gas leases in the Bakken oil formation in Southern Saskatchewan. In consideration for the leases, the Company paid cash consideration of $150,000. The vendor retains a 3% royalty interest on the monthly production form wells drilled on the leases. During the period ended November 30, 2008, the Company entered into a farm in agreement with Triaxon Resources Ltd. ("Triaxon") whereby Triaxon agreed to pay 100% of the costs to drill and complete a well, in consideration for a cash payment of $58,396.

Kneller Prospect, Edmonton, Alberta

During the year ended August 31, 2008, the Company entered into a participation agreement with Ravenwood Energy Corp to acquire a 25% interest in Ravenwood's Kneller Prospect. The initial well was unsuccessful; however, the Company, with its joint venture partner retained an interest in the leases.

4. SHARE CAPITAL AND CONTRIBUTED SURPLUS

a) Authorized capital stock: Unlimited number of common shares

b) Common shares issued and outstanding:

	Number of Shares		Capital Stock		Contributed Surplus
Balance, August 31, 2007	21,007,081	$	6,379,910	$	130,267
Private placements	3,755,314		396,381		-
Share issuance costs	-		(47,493)		-
Stock-based compensation	-		-		126,627
Agents' warrants	-		(11,265)		11,265
Tax benefit renounced to flow-through share subscribed	-		(60,996)		-
Balance, August 31, 2008	24,762,395		6,656,537	$	268,159
Stock-based compensation	-		-		10,260
Balance, November 30, 2008	24,762,395	$	6,656,537	$	278,419

Stock options

The Company has a stock option plan under which it is authorized to grant options to directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option equals the market price, minimum price, or a discounted price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years and are subject to vesting provisions as determined by the board of directors of the Company.

4. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont'd…)

Stock options (cont'd…)

As at November 30, 2008 the Company had outstanding stock options, enabling the holders to acquire common shares as follows:

Number of Shares	Exercise Price	Expiry Date	Exercisable
649,284	$ 0.10	December 22, 2009	649,284
1,035,427	0.20	July 23, 2012	862,855
386,000	0.20	June 10, 2013	64,333
403,000	0.10	September 30, 2013	-

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Balance, August 31, 2007	2,100,711	$ 0.15
Options granted	386,000	0.20
Options expired	(416,000)	0.10
Balance, August 31, 2008	2,070,711	$ 0.16
Options granted	403,000	0.10
Balance, November 30, 2008	2,473,711	$ 0.16
Number of options currently exercisable	1,575,472	$ 0.16

The Company recognizes stock-based compensation expense for all stock options granted using the fair value based method of accounting. The fair value of the options vested in the three months ended November 30, 2008 is $10,260 (2007 - $44,508). The weighted average fair value of options granted in the period was $0.08 (2007 - $0.14).

4. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont'd...)

The following assumptions were used for the Black-Scholes valuation of stock options granted during the period:

	November 30, 2008	November 30, 2007
Risk-free interest rate	3.11%	-
Expected life of options	5 years	-
Annualized volatility	100.60%	-
Dividends	0.00%	-

Warrants

At November 30, 2008, the Company had outstanding share purchase warrants, enabling holders to acquire common shares as follows:

Number of Shares	Exercise Price	Expiry Date
710,000	$ 0.20	December 17, 2008 (subsequently expired)
1,892,092	0.18	July 17, 2010
304,380	0.18	August 11, 2010

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Number of warrants	Weighted Average Exercise Price
Balance, August 31, 2007	4,798,000	0.20
Warrants issued	2,906,472	0.18
Warrants expired	(4,798,000)	0.20
Balance, August 31, 2008 & November 30, 2008	2,906,472	$ 0.18
Number of warrants currently exercisable	2,906,472	$ 0.18

5. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three Month Period Ended November 30, 2008	Three Month Period Ended November 30, 2007
Cash paid during the period for income taxes	$ -	$ -
Cash paid during the period for interest	$ -	$ -

There were no significant non-cash transactions for the three month period ended November 30, 2008 or for the three month period ended November 30, 2007.

6. CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of resource properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent upon external financings to fund activities. In order to carry out planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the period ended November 30, 2008. The Company is not subject to externally imposed capital requirements.

7. FINANCIAL INSTRUMENTS

The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

Credit risk

Credit risk is the risk of loss associated with counterparty's inability to fulfill its payment obligations. The Company's believes it has no significant credit risk.

7. FINANCIAL INSTRUMENTS (cont'd...)

Liquidity risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at November 30, 2008, the Company had a cash balance of $56,875 (August 31, 2008 - $44,608) to settle current liabilities of $111,143 (August 31, 2008 - $141,538). The Company expects to fund these liabilities through the issuance of capital stock over the coming year.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

a) Interest rate risk

The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. As of November 30, 2008, the Company did not have any investments invested in investment-grade short-term deposit certificates.

b) Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash, receivables and accounts payable and accrued liabilities that are denominated in US Dollars (US).

c) Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Sensitivity Analysis

The carrying amount of cash, receivables, and accounts payable and accrued liabilities, approximates their fair value due to their short term nature. The Company does not have any deposits with fixed interest rates.

The Company operates in the United States and is exposed to risk from changes in the U.S. dollar. A 10% fluctuation in the U.S. dollar against the Canadian dollar would affect net loss for the period by approximately $1,160.

8. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $7,500 (2007 - $7,500) to a company controlled by a director.

b) Paid or accrued legal fees of $5,209 (2007 - $15,650) to a law firm in which a director is an employee of the firm.

c) Included in accounts payable at November 30, 2008 is $11,208 (August 31, 2008 - $6,330) due to a Company controlled by a director of the Company, a director and an officer of the Company. The amounts are non-interest bearing unsecured and have no fixed terms of repayment.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

9. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

10. SEGMENTED INFORMATION

The Company operates in the oil and gas industry. All of the Company's properties are located in Canada.

11. SUBSEQUENT EVENT

Subsequent to the three months ended November 30, 2008, the Company completed a private placement of 787,350 units of the Company at a price of $0.09 per Unit. Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share for a period of one year at a price of $0.18 per share for a period of 24 months from the date of issuance. During the period ended November 30, 2008, the Company received subscriptions of $38,410 in relation to this private placement. Finders' fees included the Company paying $1,440.

CENTURY ENERGY LTD.

FORM 51-102F1
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2008

The following management's discussion and analysis of the consolidated financial condition and operating results of Century Energy Ltd. (the "Company") for the three months ended November 30, 2008 is prepared as of January 29, 2009. The discussion should be read in conjunction with the unaudited interim consolidated financial statements of the Company and the notes thereto for the three months ended November 30, 2008 and the audited consolidated financial statements for the year ended August 31, 2008. The unaudited interim consolidated financial statements are prepared under Canadian generally accepted accounting principles and include the operating results of the Company and its subsidiaries.

Forward-Looking Statements

Certain of the statements contained in this MD&A including, without limitation, financial and business prospects and financial outlook, reserve and production estimates, drilling and re-completion plans, timing of drilling, re-completion and tie-in of wells, productive capacity of wells and capital expenditures and the timing thereof may be forward-looking statements. Words such as "may", "will", "should", "could", "anticipate", "believe", "expect", "intend", "plan", "potential", "continue" and similar expressions may be used to identify these forward-looking statements. These statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve significant risk and uncertainties. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements including, but not limited to, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, actual exhaustive results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhausted. Additional information on these and other factors that could effect the Company's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com). Although the forward-looking statements contained herein are based upon what management believes to be reasonable assumptions, management cannot assure that actual results will be consistent with these forward-looking statements. Investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date hereof and the Company assumes no obligation to update or review them to reflect new events or circumstances except as required by applicable securities laws. Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

THE COMPANY

The Company is a small oil and gas exploration and production company. The Company has one subsidiary, Topper Resources, USA, Inc., which is wholly owned and has a net revenue interest in a producing property in Texas.

The Company is currently pursuing domestic and international drilling opportunities..

CRITICAL ACCOUNTING POLICIES

A summary of significant accounting policies is presented in Note 2 of the consolidated financial statements for the year ended August 31, 2008. The Company follows the full cost method of accounting for exploration and development expenditures whereby all costs, net of incentives, related to the exploration for and development of oil and gas reserves are capitalized in cost centers on a country-by-country basis. Costs include lease acquisition, geological and geophysical expenditures, carrying costs of non-productive properties, the drilling of productive and non-productive wells and related plant and production equipment costs.

Costs relating to properties which management considers to be unproved are initially held outside the cost centers. Costs held outside cost centers are evaluated periodically for impairment. When a decision to develop these properties has been taken, or there is evidence of impairment, the related costs are transferred to the relevant cost center.

For each cost centre, the Company calculates a "cost ceiling" which limits the net book value of capitalized costs to the undiscounted and unescalated estimated future net revenues from production of proved reserves based upon year-end prices. This test also accounts for future general and administrative expenses, future site restoration and abandonment costs, financing costs and income taxes, all undiscounted and unescalated. Additional depletion is provided if the net book value of capitalized costs exceeds such future revenue.

Depletion is computed using the unit-of-production method where the ratio of production to proved reserves determines the proportion of depletable costs to be expensed. Undeveloped properties are excluded from the depletion calculation until the quantities of proved reserves can be determined.

The amounts recorded for depletion and amortization of oil and gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

OVERVIEW

During the first quarter of 2008, the Company continued to evaluate oil and gas prospects for exploration and production opportunities. This included entering into a farm-in agreement with Triaxon Resources, Ltd. in connection with a well to be drilled on the Company's acreage adjacent to the Roncott/Bakken oil field.

SUMMARY OF QUARTERLY RESULTS

	Revenues	Net Income (Loss)	Net Income (Loss) per Share Basic and Diluted
Fiscal 2007			
Second quarter	498	(82,349)	(.01)
Third quarter	249	(87,654)	(.00)
Fourth quarter	299	109,001	0.00
Fiscal 2008			
First quarter	488	(135,795)	(.01)
Second quarter	658	(176,360)	(.02)
Third quarter	366	(89,883)	(.00)
Fourth quarter	321	(95,841)	(.00)
Fiscal 2009			
First quarter	218	(63,438)	(.00)

SUMMARY OF PROPERTIES

The Company has an overriding royalty interest in one oil and gas property in Liberty County, Texas.

In December 2007, the Company entered into a Participation Agreement with Ravenwood Energy Corp. ("Ravenwood") of Calgary, Alberta to acquire 25% interest in Ravenwood's Kneller Prospect. In order to earn a 25% working interest, the Company paid 25% of the cost for the initial well on the prospect. The Company also paid a $10,000 equilization fee for the right to participate in the well. The initial well was drilled to its target depth in January 2008 and was determined to be non-productive. The Company, with its joint venture partner, retained an interest in the leases and has the right to participate in additional wells drilled on the prospect by contributing its 25% share of subsequent well costs.

In June 2008 the Company agreed to purchase a 100% interest in certain petroleum and natural gas leases in Southern Saskatchewan, Canada. In consideration for the leases, the Company paid $150,000. The vendor retains a 3% royalty interest on the monthly production from wells drilled on the leases acquired. In September 2008, the Company entered into a farm-in agreement with Triaxon Resources Ltd. whereby Triaxon agreed to pay 100% of the costs to drill and a complete a well. In addition, the Company received proceeds of $58,396 from Triaxon.

Triaxon will earn a 70% interest in the leases by drilling and completing the initial well. The Company will retain a 30% interest in the well and the leases.

OIL AND GAS PRODUCTION

For the three month period ended November 30, 2008, the Company had a small net revenue interest in one well which produced approximately 15 barrels of oil per day.

RESULTS OF OPERATIONS

For The Three Month Period Ended November 30, 2008 Compared With The Three Month Period Ended November 30, 2007.

The Company reported a net loss of $63,438 for the three months ended November 30, 2008. This included oil and gas revenues, net of production costs of $218 offset by administrative expenses of $63,656.

The loss of $63,438 for the three months ended November 30, 2008 was less than the loss of $135,795 reported by the Company for the three months ended November 30, 2007. This is primarily attributable to a reduction in stock based compensation expense of $34,248, consulting fees of approximately $37,000 and foreign exchange loss of $7,567 offset by an increase of $10,000 in investor relations fees.

The Company reported a net loss of $135,795 for the three months ended November 30, 2007 as compared to a net loss of $31,431 for the three months ended November 30, 2006 primarily as a result of an increase in legal fees, consulting fees, stock based compensation expense and foreign exchange loss.

LIQUIDITY

The Company has financed its operations to date primarily through the issuance of common shares and exercise of stock options. The Company continues to seek capital through various means including the issuance of equity and/or debt.

The financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	November 30, 2008	August 31, 2008
Deficit	$ (6,915,836)	$ (6,852,398)
Working capital (deficiency)	(34,074)	(77,702)

The Company's cash increased to $56,875 on November 30, 2008 from $44,608 on August 31, 2008. This is a result of cash from investing activities of $58,396 and from financing activities of $38,410 offset by cash used in operating activities of $84,539.

CAPITAL RESOURCES.

The Company's main source of liquidity is access to equity capital markets. The Company will require continued additional funding in order to execute on its business strategy. The Company anticipates that public capital markets will serve as the principal source of capital to finance its future oil and gas activities and/or significant property purchases. Changes in the capital markets, including a decline in the prices of natural gas and oil, could materially and adversely impact on the Company's ability to complete further equity financings, with the result that the Company may be forced to scale back its operational activities.

The Company expects to rely upon equity subscriptions to satisfy its capital requirements, including capital to finance its major exploration activities. There are no assurances that capital requirements will be met by this means of financing as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors.

Subsequent to quarter end the Company completed a non-brokered private placements for gross proceeds of $70,861.

THREE MONTHS ENDED NOVEMBER 30, 2008

CASH FLOWS FROM OPERATING ACTIVITIES

The company's loss for the period of $63,438 and net decrease in working capital items of $31,361, offset by the add back of $10,260 of stock based compensation, resulted in net cash of $84,539 used in operating activities.

CASH FLOWS FROM INVESTING ACTIVITIES

The Company received $58,396 in proceeds from the sale of a partial interest in and oil and gas property

CASH FLOWS FROM FINANCING ACTIVITIES

The Company received $38,410 in advance subscriptions from a private placement that was closed in December 2008.

SHARE CAPITAL

-34757

a) Authorized capital stock: 100,000,000 common shares without par value

	Number Of Shares	Share Capital	Contributed Surplus
Balance, August 31, 2007	21,007,081	6,379,910	130,267
Private placements	3,755,314	396,381	-
Share issuance costs	-	(47,493)	-
Stock-based compensation	-	-	126,627
Agents' warrants	-	(11,265)	11,265
Tax benefit renounced to flow-through share subscribed	-	(60,996)	-
Balance, August 31, 2008	24,762,395	6,656,537	268,159
Stock-based compensation	-	-	10,260
Balance, November 30, 2008	24,762,395	6,656,537	278,419

a) At January 29, 2009, there were 25,549,745 common shares outstanding. This increase of 787,350 shares from those outstanding at November 30, 2008 is due to the issuance of 787,350 units pursuant to the completion of a private placement. At January 29, 2009, there were 2,983,822 warrants and 2,473,711 options outstanding. The warrants expire on July 17, 2010, August 11, 2010 and December 31, 2009. The stock options expire on December 22, 2009, July 23, 2012, June 12, 2013 and September 30, 2013. Assuming that the warrants and the stock options are exercised before they expire, the Company would receive gross proceeds of $537,088 and $389,514 respectively.

b) On December 31, 2008 the Company issued 787,350 units of the Company at a price of $0.09 per unit. Each unit consists of one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at a price of $0.18 per share for a period of 24 months from the date of issuance.

LIQUIDITY AND CASH RESOURCES

On January 6, 2009, the Company closed a private placement for 787,350 units at a price of $0.09 per unit. Each unit consists of one common share and one common share purchase warrant, exercisable at a price of $0.18 per share for a period of 24 months. The Company also paid finder's fees of $1,440 in connection with the transaction.

The Company's future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that existing resources are insufficient to fund the Company's losses until profitability is reached, the Company may need to raise additional funds through debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences, or privileges senior to those of the holders of the Company's common stock. No assurance can be given that additional financing will be available, or that it can be obtained on terms acceptable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay possible expansion plans or acquisitions.

RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $7500 (2007 - $7,500) to a company controlled by Jimmy McCarroll, a director and officer of the Company.

b) Paid or accrued legal fees of $5,209 (2007- $15,650) to a law firm in which Cory Kent, a director of the Company is an employee of the firm.

c) Included in accounts payable at November 30, 2008 is $11,208 (2007 - $ 6,330) due to a company controlled by Jimmy McCarroll, a director and officer of the Company, Charles Wheeler, a director of the Company and M. Jane Costello, an officer of the Company. The amounts are non-interest bearing unsecured and have no fixed terms of repayment.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

CHANGES IN ACCOUNTING POLICIES

Effective September 1, 2008, the Company adopted the following new accounting standards issued by the CICA:

(a) Capital Disclosures:

Section 1535 Capital Disclosures, requires additional disclosures about the Company's capital and how it is managed. The additional disclosure includes quantitative and qualitative information regarding the Company's objectives, policies and processes for managing capital. The new disclosures are provided Note 6.

(b) Financial Instruments – Disclosure and Presentation:

Section 3862 Financial Instruments – Disclosures, and Section 3863 Financial Instruments – Presentation, replace Section 3861 Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. The new sections require disclosures of both qualitative and quantitative information on the nature and extent of risks arising from financial instruments to which the Company is exposed and how it manages those risks. The new disclosure is provided in Note 7.

(c) General Standards of Financial Statement Presentation (Section 1400)

In June 2007, the CICA issued amendments to Section 1400, "General Standards of Financial Statement - Presentation" to include requirements to assess and disclose an entity's ability to continue as a going concern. The amendments are effective for interim and annual financial statements beginning on or after January 1, 2008. The Company has applied the new amendments at the beginning of its fiscal year. The implementation did not have a significant impact on the Company's results of operations, financial position or disclosures.

NEW ACCOUNTING PRONOUNCEMENTS

Effective September 1, 2009, the Company will adopt new CICA standards relating to goodwill and intangibles. The Company is currently assessing the impact of these new accounting standards on its consolidated financial statements.

Goodwill and Intangible Assets (Section 3064)

This new standard replaces the current standard for goodwill and intangible assets, *Section 3062*, and establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of pre-production and start-up costs and requires that these costs be expensed as incurred.

In addition to the above new accounting pronouncements the Canadian Accounting Standards Board ("AcSB") in 2006 published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards ("IFRS") over a five-year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-accountable enterprises to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of August 31, 2012 will require the restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition of IFRS cannot be reasonably estimated at this time.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

ADDITIONAL INFORMATION

Additional information pertaining to the Company is available on the SEDAR website at www.sedar.com.

-34757

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, ***Jane Costello, CFO of Century Energy Ltd.***, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together the interim filings) of ***Century Energy Ltd.*** (the issuer) for the interim period ending ***November 30, 2008.***

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: January 29, 2009

"M. Jane Costello"
M. Jane Costello
CFO

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, ***Jimmy McCarroll, President of Century Energy Ltd.***, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together the interim filings) of ***Century Energy Ltd.*** (the issuer) for the interim period ending ***November 30, 2008.***

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: January 29, 2009

"Jimmy McCarroll"
Jimmy McCarroll
President (certifying in the capacity of Chief Executive Officer)

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.